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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2014
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

PIAZZALE L. CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014.

Chairman and CEO	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Directors	Mario Cattaneo*
Claudio Costamagna*
Claudio Del Vecchio
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)

*
Independent director

Human Resources Committee	Claudio Costamagna (Chairman)
Marco Mangiagalli
Anna Puccio
Control and Risk Committee	Mario Cattaneo (Chairman)
Elisabetta Magistretti
Marco Mangiagalli
Marco Reboa

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Giorgio Silva
Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta
Auditing Firm	PricewaterhouseCoopers SpA

        Until approval of the financial statements as of and for the year ending December 31, 2020.

Luxottica Group S.p.A.
Headquarters and registered office • Piazzale L. Cadorna 3, 20123 Milan, Italy
 Capital Stock € 28,844,101.08
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF SEPTEMBER 30, 2014
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2013, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014

        The Group's growth in the first nine months of 2014 was significantly affected by the weakening of certain currencies in which it operates. At constant exchange rates(1), the Group delivered solid growth in the main markets in which it conducts business.

        In the first nine months of 2014 net sales increased to Euro 5,785.3 million from Euro 5,666.7 million (+2.1 percent at current exchange rates and +5.5 percent at constant exchange rates(1)). In the first nine months of 2014, adjusted net sales(2) increased to Euro 5,808.0 million from Euro 5,666.7 million in the same period of last year. Starting in the third quarter of 2014, adjusted net sales include a change in the presentation of a component of EyeMed net sales that was previously included in net sales on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement resulting in a reduction of net sales and cost of goods sold of Euro 22.7 million (the "2014 EyeMed Adjustment").

        In the third quarter of 2014 net sales increased to Euro 1,883.0 million from Euro 1,785.0 million in the same period of 2013 (+5.5 percent at current exchange rates and +5.3 percent at constant exchange rates(1)).

        In the third quarter of 2014 adjusted net sales,(2) including the Euro 22.7 million EyeMed Adjustment, increased by 6.8 percent (+6.7 percent at constant exchange rates(1)) to Euro 1,905.7 million from Euro 1,785.0 million in the same period of last year.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(3) in the first nine months of 2014 increased by 5.3 percent to Euro 1,227.6 million from Euro 1,165.9 million in the same period of 2013. Adjusted EBITDA(3) in the first nine months of 2014 increased by 5.8 percent to Euro 1,242.6 million as compared to Euro 1,174.9 million in the same period of 2013.

        EBITDA(3) in the third quarter of 2014 increased by 9.4 percent to Euro 379.5 million from Euro 346.9 million in the same period of 2013. Adjusted EBITDA(3) in the third quarter of 2014 increased by 13.7 percent to Euro 394.5 million from Euro 346.9 million in the same period of 2013.

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month and nine-month periods ended September 30, 2013. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of Adjusted net sales, see page 20 "Non-IFRS Measures."
(3)
For a further discussion of EBITDA and adjusted EBITDA, see page 20 "Non-IFRS Measures."

        Operating income for the first nine months of 2014 increased by 6.3 percent to Euro 947.5 million from Euro 891.6 million during the same period of the previous year. The Group's operating margin(4) in the first nine months of 2014 was 16.4 percent as compared to 15.7 percent in the same period of last year. Adjusted operating income(5) for the first nine months of 2014 increased by 6.9 percent to Euro 962.5 million as compared to Euro 900.6 million in the same period of last year. The Group's Adjusted operating margin(4) in the first nine months of 2014 was 16.6 percent as compared to 15.9 percent in the same period of last year.

        Operating income for the third quarter of 2014 increased by 10.2 percent to Euro 281.2 million from Euro 255.1 million during the same period of the previous year. The Group's operating margin(4) in the third quarter of 2014 was 14.9 percent as compared to 14.3 percent in the same period of last year.

        Adjusted operating income(5) for the third quarter of 2014 increased by 16.1 percent to Euro 296.2 million from operating income of Euro 255.1 million in the same period of the previous year.

        The Group's adjusted operating margin(4) in the third quarter of 2014 was 15.5 percent as compared to operating margin of 14.3 percent in the same period of last year.

        In the first nine months of 2014, net income attributable to Luxottica Stockholders increased by 7.0 percent to Euro 555.0 million from Euro 518.8 million in the same period of 2013. In the first nine months of 2014 adjusted net income attributable to Luxottica Stockholders(6) increased by 7.9 percent to Euro 565.9 compared to Euro 524.7 million in the same period of 2013. Earnings per share ("EPS") was Euro 1.17 and EPS expressed in USD was 1.58 (at an average rate of Euro/USD of 1.3549).

        In the third quarter of 2014, net income attributable to Luxottica Stockholders increased by 10.1 percent to Euro 162.4 million from Euro 147.6 million in the same period of 2013. In the third quarter of 2014, adjusted net income attributable to Luxottica Stockholders(6) increased by 17.5 percent to Euro 173.3 million from net income attributable to Luxottica Stockholders of Euro 147.6 million in the same period of 2013. EPS was Euro 0.34 and EPS expressed in USD was 0.45 (at an average rate of Euro/USD of 1.3256).

        By carefully controlling working capital, the Group generated positive free cash flow(7) in the first nine months of 2014 equal to Euro 696.9 million, of which Euro 315.8 million was generated in the third quarter of 2014. After paying dividends of Euro 308.3 million net debt(8) as of September 30, 2014 was Euro 1,118.7 million (Euro 1,461 million at the end of 2013), with a ratio of net debt to adjusted EBITDA(8) of 0.7x (1.0x as of December 31, 2013).

2.     SIGNIFICANT EVENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2014

January

        Luxottica Group S.p.A. announced that Standard & Poor's raised its long-term credit rating to A- from BBB+. The outlook is stable. Standard & Poor's disclosed that Luxottica improved its credit metrics since its long-term rating outlook was increased to positive on March 27, 2013.

        On January 31, 2014, the Group closed the acquisition of glasses.com from WellPoint Inc. The transaction was previously announced on January 7, 2014.

March

        On March 24, 2014, the Group and Google Inc. announced they are joining forces to design, develop and distribute a new breed of eyewear for Glass products. Luxottica's two major proprietary brands, Ray-Ban and Oakley, will be a part of the collaboration for Glass. In particular, the two companies will establish a team of experts devoted to working on the design, development, tooling and engineering of Glass products that straddle the line between high-fashion, lifestyle and innovative technology.

(4)
For a further discussion of operating margin and adjusted operating margin, see page 20 "Non-IFRS Measures."
(5)
For a further discussion of adjusted operating income, see page 20 "Non-IFRS Measures."
(6)
For a further discussion of adjusted net income attributable to Luxottica Stockholders, see page 20 "Non-IFRS Measures."
(7)
For a further discussion of free cash flow, see page 20 "Non-IFRS Measures."
(8)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 20 "Non-IFRS Measures."

April

        On April 15, 2014, Luxottica Group and Michael Kors Holdings Limited announced they signed a new and exclusive eyewear license agreement for the Michael Kors Collection and MICHAEL Michael Kors eyewear with a term of 10 years. The first collection produced with Luxottica will launch in January 2015. The brand's two luxury eyewear collections will be carried around the world in Michael Kors stores, department stores, select travel retail locations, independent optical locations and Luxottica's retail stores.

        At the Stockholders' Meeting on April 29, 2014, Group's stockholders approved the Statutory Financial Statements as of December 31, 2013, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.65 per ordinary share. The aggregate dividend amount of Euro 308.3 million was fully paid in May 2014.

September

        On September 1, 2014, following a period of debate with Chairman Leonardo Del Vecchio over the Group's future strategy and direction, Andrea Guerra left as Group CEO ("Former Group CEO").

        After the resignation of the Former Group CEO, Luxottica Group announced the introduction of a new management structure based on a co-CEO model; one focused on Markets and the other dedicated to Corporate Functions, in order to ensure a stronger management of the Group.

        Enrico Cavatorta, General Manager and CFO of the Group, on September 1, 2014 was appointed CEO of Corporate Functions and was also named as Interim CEO of Markets, pending the appointment of a permanent executive to this position. Mr. Cavatorta resigned this role in October 2014 but retained his position as the Manager charged with preparing the Group's financial reports until he departed Luxottica on October 31, 2014.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.3 billion in 2013, over 73,400 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of September 30, 2014 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through various acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3549 in the first nine months of 2014 from Euro 1.00 = U.S. $1.3167 in the same period of 2013. Since the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2013 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

In accordance with IFRS

	Nine months ended September 30,

(Amounts in thousands of Euro)	2014	% of net sales	2013	% of net sales

Net sales	5,785,282	100.0%	5,666,720	100.0%
Cost of sales	1,955,366	33.8%	1,930,969	34.1%

Gross profit	3,829,916	66.2%	3,735,751	65.9%

Selling	1,710,560	29.6%	1,697,999	30.0%
Royalties	112,352	1.9%	109,105	1.9%
Advertising	381,202	6.6%	364,919	6.4%
General and administrative	678,260	11.7%	672,132	11.9%
Total operating expenses	2,882,375	49.8%	2,844,155	50.2%

Income from operations	947,541	16.4%	891,596	15.7%

Other income/(expense)
Interest income	8,994	0.2%	6,652	0.1%
Interest expense	(80,764)	(1.4)%	(76,872)	(1.4)%
Other—net	(367)	(0.0)%	(4,911)	(0.1)%

Income before provision for income taxes	875,405	15.1%	816,466	14.4%

Provision for income taxes	(316,373)	(5.5)%	(293,919)	(5.2)%

Net income	559,031	9.7%	522,547	9.2%

Attributable to
—Luxottica Group stockholders	554,982	9.6%	518,755	9.2%
—non-controlling interests	4,049	0.1%	3,792	0.1%

NET INCOME	559,031	9.7%	522,547	9.2%

        In order to provide the reader of this report with a meaningful comparison of the information included in the condensed consolidated financial statements as of September 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses and selling expenses to cost of sales. The Company has determined that the revision, totaling Euro 44.1 million, is immaterial to the previously reported financial statements.

        In order to provide the reader of this report with a meaningful comparison of the information as of and for the period ended September 30, 2014, certain items are adjusted as follows: (i) in the first nine months of 2014, the Group incurred non-recurring expenses of Euro 15.0 million (Euro 10.9 million net of the tax effect) related to the termination of the Former Group CEO and (ii) starting in the third quarter of 2014, adjusted net sales include the 2014 EyeMed adjustment as defined above.

        In the first nine months of 2013, the Group incurred non-recurring expenses of Euro 9.0 million (Euro 5.9 million net of the tax effect), related to the reorganization of Alain Mikli International.

	2014	% of net sales	2013	% of net sales

Adjusted Measures(9)
Adjusted net sales	5,807,960	—	—	—
Adjusted cost of sales	1,978,044	34.1%	—	—
Adjusted income from operations	962,541	16.6%	900,596	15.9%
Adjusted EBITDA	1,242,564	21.4%	1,174,915	20.7%
Adjusted net income attributable to Luxottica Group stockholders	565,858	9.7%	524,659	9.3%

        Net Sales.    Net sales increased by Euro 118.6 million, or 2.1 percent, to Euro 5,785.3 million in the first nine months of 2014 from Euro 5,666.7 million in the same period of 2013. Net sales in the manufacturing and wholesale distribution segment in the first nine months of 2014 as compared to the same period in 2013 increased by Euro 142.4 million, whereas net sales in the retail distribution segment decreased by Euro 23.8 million for the same period. Adjusted net sales(10) in the first nine months of 2014, which include the 2014 EyeMed Adjustment, were Euro 5,808.0 million.

        Please find the reconciliation between adjusted net sales(10) and net sales in the following table:

(Amounts in millions of Euro)	2014	2013

Net sales	5,785.3	5,666.7
> EyeMed net sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted net sales	5,808.0	5,666.7

        Net sales for the retail distribution segment decreased by Euro 23.8 million, or 0.7 percent, to Euro 3,295.8 million in the first nine months of 2014 from Euro 3,319.6 million in the same period in 2013. Although there was an overall decrease, the retail segment recorded a 3.7 percent improvement in comparable store sales(11). In particular, comparable store sales for the North American retail operations increased in the first nine months of 2014 as compared to the same period of last year (+2.7 percent). During the same periods the Australian/New Zealand retail operations increased 3.1 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 121.7 million during the period.

        Adjusted net sales(10) of the retail division in the first nine months of 2014, which include the 2014 EyeMed Adjustment, were Euro 3,318.4 million.

(9)
For a further discussion of Adjusted Measures, see page 20 "Non-IFRS Measures."
(10)
For a further discussion of Adjusted net sales, see page 20 "Non-IFRS Measures."
(11)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Please find the reconciliation between adjusted net sales(10) of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	2014	2013

Net sales	3,295.8	3,319.6
> EyeMed net sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted net sales	3,318.4	3,319.6

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 142.4 million, or 6.1 percent, to Euro 2,489.5 million in the first nine months of 2014 from Euro 2,347.1 million in the same period in 2013. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and of certain licensed brands such as Armani. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and the Brazilian Real, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 74.1 million.

        In the first nine months of 2014, net sales in the retail distribution segment accounted for approximately 57.0 percent of total net sales, as compared to approximately 58.6 percent of total net sales for the same period in 2013.

        In the first nine months of 2014, net sales in our retail distribution segment in the United States and Canada comprised 77.5 percent of our total net sales in this segment as compared to 78.4 percent of our total net sales in the same period of 2013. In U.S. dollars, retail net sales in the United States and Canada slightly increased by 1.0 percent to USD 3,458.5 million in the first nine months of 2014 from USD 3,425.7 million for the same period in 2013. During the first nine months of 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.5 percent of our total net sales in the retail distribution segment and increased by 3.5 percent to Euro 743.1 million in the first nine months of 2014 from Euro 717.9 million, or 21.6 percent of our total net sales in the retail distribution segment for the same period in 2013.

        In the first nine months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 39.0 million, or 3.9 percent, to Euro 1,052.2 million, comprising 42.3 percent of our total net sales in this segment, compared to Euro 1,013.2 million, or 43.2 percent of total net sales in the segment, for the same period in 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 878.8 million and comprised 26.1 percent of our total net sales in this segment for the first nine months of 2014, compared to USD 810.1 million, or 26.2 percent of total net sales in the segment, for the same period of 2013. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first nine months of 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 70.0 million or 9.7 percent to Euro 788.7 million, comprising 31.7 percent of our total net sales in this segment, compared to Euro 718.7 million, or 30.6 percent of our net sales in this segment, in the same period of 2013.

        Cost of Sales.    Cost of sales increased by Euro 24.4 million, or 2.5 percent, to Euro 1,955.4 million in the first nine months of 2014 from Euro 1,931.0 million in the same period of 2013. As a percentage of net sales, cost of sales decreased to 33.8 percent in the first nine months of 2014 as compared to 34.1 percent in the same period of 2013. In the first nine months of 2014, the average number of frames produced daily in our facilities was approximately 295,000 as compared to approximately 305,700 in the same period of 2013.

        Adjusted cost of sales(12) in the first nine months of 2014, which include cost of sales related to EyeMed equal to Euro 22.7 million, was Euro 1,978.0 million.

        Please find the reconciliation between adjusted cost of sales(12) and cost of sales in the following table:

(Amounts in millions of Euro)	2014	2013

Cost of sales	1,955.4	1,931.0
> EyeMed cost of sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted cost of sales	1,978.0	1,931.0

        Gross Profit.    Our gross profit increased by Euro 94.2 million, or 2.5 percent, to Euro 3,829.9 million in the first nine months of 2014 from Euro 3,735.8 million for the same period of 2013. As a percentage of net sales, gross profit increased to 66.2 percent in the first nine months of 2014 as compared to 65.9 percent for the same period of 2013, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 38.2 million, or 1.3 percent, to Euro 2,882.4 million in the first nine months of 2014 from Euro 2,844.2 million in the same period of 2013. As a percentage of net sales, operating expenses decreased to 49.8 percent in the first nine months of 2014, from 50.2 percent in the same period of 2013.

        Adjusted operating expenses(13), excluding in the first nine months of 2014 non-recurring expenses of Euro 15.0 million related to the termination of the Former Group CEO and in the first nine months of 2013 non-recurring expenses related to the reorganization of Alain Mikli International amounting to approximately Euro 9.0 million, were Euro 2,867.4 million and 2,835.2 million, respectively. As a percentage of net sales, adjusted operating expenses(13) were at 49.4 percent and 50.0 percent in the first nine months of 2014 and 2013, respectively.

        Please find the reconciliation between adjusted operating expenses(13) and operating expenses in the following table:

(Amounts in millions of Euro)	2014	2013

Operating expenses	2,882.4	2,844.2
> Adjustment for termination of the Former Group CEO	(15.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted operating expenses	2,867.4	2,835.2

        Selling and advertising expenses (including royalty expenses) increased by Euro 32.1 million, or 1.5 percent, to Euro 2,204.1 million in the first nine months of 2014 from Euro 2,172.0 million in the same period of 2013. Selling expenses increased by Euro 12.6 million, or 0.7 percent. Advertising expenses increased by Euro 16.3 million, or 4.5 percent. Royalties increased by Euro 3.2 million, or 3.0 percent. As a percentage of net sales, selling and advertising expenses (including royalty expenses) were 38.1 percent in the first nine months of 2014 and 38.3 percent in the same period of 2013.

        General and administrative expenses, including intangible asset amortization increased by Euro 6.1 million, or 0.9 percent, to Euro 678.3 million in the first nine months of 2014 as compared to Euro 672.1 million in the same period of 2013. As a percentage of net sales, general and administrative

(12)
For a further discussion of Adjusted cost of sales, see page 20 "Non-IFRS Measures."
(13)
For a further discussion of Adjusted operating expenses, see page 20 "Non-IFRS Measures."

expenses were 11.7 percent in the first nine months of 2014 as compared to 11.9 percent in the same period of 2013.

        Adjusted general and administrative expenses(14), including intangible asset amortization and excluding in the first nine months of 2014, non-recurring expenses related to termination of the Former Group CEO of 15.0 million and in the first nine months of 2013, non-recurring expenses related to the reorganization of Alain Mikli International amounting to Euro 9.0 million, totaled Euro 663.3 million in 2014 and 663.1 million in 2013 . As a percentage of net sales, adjusted general and administrative expenses(14) were 11.4 percent in the first nine months of 2014 and 11.7 percent in 2013.

        Please find the reconciliation between adjusted general and administrative expenses(14) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2014	2013

General and administrative expense	678.3	672.1
> Adjustment for termination of the Former Group CEO	(15.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted general and administrative expense	663.3	663.1

        Income from Operations.    For the reasons described above, income from operations increased by Euro 55.9 million, or 6.3 percent, to Euro 947.5 million in the first nine months of 2014 from Euro 891.6 million in the same period of 2013. As a percentage of net sales, income from operations increased to 16.4 percent in the first nine months of 2014 as compared to 15.7 percent in the same period of 2013.

        Adjusted income from operations(15), excluding, in the first nine months of 2013 and 2014 , the above mentioned non-recurring expenses related to termination of the Former Group CEO for Euro 15.0 million and the reorganization of Alain Mikli International for Euro 9.0 million, amounted to Euro 962.6 million in 2014 and 900.6 million in 2013. As a percentage of net sales, adjusted income from operations(15) was 16.6 percent in the first nine months of 2014 and 15.9 percent in the first nine months of 2013.

        Please find the reconciliation between adjusted income from operations(15) and income from operations in the following table:

(Amounts in millions of Euro)	2014	2013

Income from operations	947.5	891.6
> Adjustment for termination of the Former Group CEO	15.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income from operations	962.5	900.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (72.1) million in the first nine months of 2014 as compared to Euro (75.1) million in the same period of 2013. Net interest expense was Euro 71.8 million in the first nine months of 2014 as compared to Euro 70.2 million in the same period of 2013.

        Net Income.    Income before taxes increased by Euro 58.9 million, or 7.2 percent, to Euro 875.4 million in the first nine months of 2014 from Euro 816.5 million in the same period of 2013, for the reasons

(14)
For a further discussion of Adjusted general and administrative expenses, see page 20 "Non-IFRS Measures."
(15)
For a further discussion of Adjusted income from operations, see page 20 "Non-IFRS Measures."

described above. As a percentage of net sales, income before taxes was 15.1 percent in the first nine months of 2014 as compared to 14.4 percent in the same period of 2013.

        Adjusted income before taxes(16) amounted to Euro 890.4 in the first nine months of 2014 and Euro 825.5 million in the same period of 2013. As a percentage of net sales, adjusted income before taxes(16) was 15.3 percent in the first nine months of 2014 and 14.6 percent in the same period of 2013. Please find the reconciliation between adjusted income before taxes(16) and income before taxes in the following table:

(Amounts in millions of Euro)	2014	2013

Income before taxes	875.4	816.5
> Adjustment for termination of the Former Group CEO	15.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income before taxes	890.4	825.5

        Net income attributable to non-controlling interests in the first nine months of 2014, increased to Euro 4.0 million from Euro 3.8 million in the same period of 2013. The expected tax rate was 36.1 and 36.0 percent in the first nine months of 2014 and 2013.

        Net income attributable to Luxottica Group stockholders increased by Euro 36.2 million, or 7.0 percent, to Euro 550.0 million in the first nine months of 2014 from Euro 518.8 million in the same period of 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales was 9.6 percent in the first nine months of 2014 and 9.2 percent in the same period of 2013.

        Adjusted net income attributable to Luxottica Group stockholders(17) increased to Euro 565.9 from Euro 524.7 million in the nine month period ended September 30, 2014 and 2013. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(17) was at 9.7 percent and 9.3 percent in the first nine months of 2014 and 2013 respectively.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(17) in the following table:

(Amounts in millions of Euro)	2014	2013

Net Income attributable to Luxottica Group stockholders	550.0	518.8
> Adjustment for termination of the Former Group CEO	10.9	—
> Adjustment for Alain Mikli reorganization	—	5.9

Adjusted Net Income attributable to Luxottica Group stockholders	565.9	524.7

        Basic and diluted earnings per share were Euro 1.17 and 1.16 in the first nine months of 2014 respectively. In the same period of 2013, basic and diluted earnings per share were Euro 1.10 and 1.09 respectively.

        Adjusted basic earnings per share(18) was Euro 1.19 and 1.11 in the first nine months of 2014 and 2013 respectively. Adjusted diluted earnings per share(18) was Euro 1.18 and Euro 1.10 in the first nine months of 2014 and 2013 respectively.

(16)
For a further discussion of Adjusted income before taxes, see page 20 "Non-IFRS Measures."
(17)
For a further discussion of Adjusted net income to Luxottica Group stockholders, see page 20 "Non-IFRS Measures."
(18)
For a further discussion of Adjusted basic and diluted earnings per share, see page 20 "Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

In accordance with IFRS

	Three months ended September 30,

(Amounts in thousands of Euro)	2014	% of net sales	2013	% of net sales

Net sales	1,882,969	100.0%	1,784,992	100.0%
Cost of sales	605,552	32.2%	607,091	34.0%

Gross profit	1,277,417	67.8%	1,177,901	66.0%

Selling	590,457	31.4%	553,480	31.0%
Royalties	36,722	2.0%	32,772	1.8%
Advertising	132,408	7.0%	119,601	6.7%
General and administrative	236,633	12.6%	216,944	12.2%

Total operating expenses	996,221	52.9%	922,797	51.7%

Income from operations	281,195	14.9%	255,105	14.3%

Other income/(expense)
Interest income	3,154	0.2%	1,615	0.1%
Interest expense	(27,445)	(1.5)%	(24,033)	(1.3)%
Other—net	(14)	(0.0)%	(803)	(0.0)%

Income before provision for income taxes	256,891	13.6%	231,884	13.0%

Provision for income taxes	(93,706)	(5.0)%	(83,420)	(4.7)%

Net income	163,184	8.7%	148,464	8.3%

Attributable to
—Luxottica Group stockholders	162,441	8.6%	147,557	8.3%
—non-controlling interests	743	0.0%	907	0.1%

NET INCOME	163,184	8.7%	148,464	8.3%

        In order to provide the reader of this report with a meaningful comparison of the information included in the condensed consolidated financial statements as of September 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses and selling expenses to cost of sales. The Company has determined that the revision, totaling Euro 13.6 million, is immaterial to the previously reported financial statements.

        In order to provide the reader of this report with a meaningful comparison of the information as of and for the period ended September 30, 2014, certain items are adjusted as follows: (i) in the third quarter of 2014, the Group incurred non-recurring expenses for Euro 15.0 million (Euro 10.9 million net of the tax effect) related to the termination of the Former Group CEO and (ii) starting in the third quarter of 2014, adjusted net sales include the 2014 EyeMed adjustment as defined above.

	Three months ended September 30, 2014	% of net sales

Adjusted Measures(19)
Adjusted net sales	1,905,647	—
Adjusted cost of sales	628,230	33.0%
Adjusted income from operations	296,196	15.5%
Adjusted EBITDA	394,538	20.7%
Adjusted net income attributable to Luxottica Group stockholders	173,317	9.1%

        Net Sales.    Net sales increased by Euro 98.0 million, or 5.5 percent, to Euro 1,883.0 million in the three months ended September 30, 2014 from Euro 1,785.0 million in the same period of 2013. Net Sales growth was due to the increase in the manufacturing and wholesale distribution segment in the three months ended September 30, 2014 of Euro 64.0 million and increase in the retail distribution segment of Euro 34.0 million.

        Adjusted net sales(20) in the three months ended September 30, 2014, which include the 2014 EyeMed Adjustment, were Euro 1,905.7 million.

        Please find the reconciliation between adjusted net sales(20) and net sales in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Net sales	1,883.0	1,785.0
> EyeMed net sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted net sales	1,905.7	1,785.0

        Net sales for the retail distribution segment increased by Euro 34.0 million, or 3.1 percent, to Euro 1,132.8 million in the three months ended September 30, 2014 from Euro 1,098.9 million in the same period in 2013. The retail segment recorded a 4.4 percent improvement in comparable store sales(21). In particular, we saw a 4.3 percent increase in comparable store sales(21) for the North American retail operations, and a 1.3 percent increase for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 2.4 million during the period.

        Adjusted net sales(20) of the retail division in the third quarter of 2014, which include the 2014 EyeMed Adjustment, were Euro 1,155.5 million.

(19)
For a further discussion of Adjusted Measures, see page 20 "Non-IFRS Measures."
(20)
For a further discussion of Adjusted net sales, see page 20 "Non-IFRS Measures."
(21)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Please find the reconciliation between adjusted net sales(20) of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Net sales	1,132.8	1,098.9
> EyeMed net sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted net sales	1,155.5	1,098.9

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 64.0 million, or 9.3 percent, to Euro 750.1 million in the three months ended September 30, 2014 from Euro 686.1 million in the same period in 2013. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley and of some licensed brands such as Prada. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. The impact of currency fluctuations, in particular the strengthening of the U.S. dollar and other currencies, is immaterial on the net sales to third parties in the manufacturing and wholesale distribution segment

        In the three months ended September 30, 2014, net sales in the retail distribution segment accounted for approximately 60.2 percent of total net sales, as compared to approximately 61.6 percent of total net sales for the same period in 2013.

        In the three months ended September 30, 2014, net sales in our retail distribution segment in the United States and Canada comprised 76.8 percent of our total net sales in this segment as compared to 78.2 percent of our total net sales in the same period of 2013. In U.S. dollars, retail net sales in the United States and Canada increased by 1.2 percent to USD 1,152.5 million in the three months ended September 30, 2014 from USD 1,138.9 million for the same period in 2013. During the three months ended September 30, 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 23.2 percent of our total net sales in the retail distribution segment and increased by 10.0 percent to Euro 263.0 million in the three months ended September 30, 2014 from Euro 239.1 million, or 21.8 percent of our total net sales in the retail distribution segment for the same period in 2013.

        In the three months ended September 30, 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe decreased by Euro 3.5 million to Euro 273.9 million, comprising 36.5 percent of our total net sales in this segment, compared to Euro 277.5 million of total net sales in the segment, for the same period in 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 281.5 million and comprised 28.4 percent of our total net sales in this segment for the three months ended September 30, 2014, compared to USD 254.5 million, or 28.0 percent of total net sales in the segment, for the same period of 2013. In the three months ended September 30, 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 46.8 million, or 21.6 percent, in the three months ended September 30, 2014 as compared to the same period of 2013, to Euro 263.4 million, comprising 35.1 percent of our total net sales in this segment, compared to Euro 216.6 million, or 31.6 percent of our net sales in this segment, in the same period of 2013.

        Cost of Sales.    Cost of sales decreased by Euro 1.5 million, or 0.3 percent, to Euro 605.6 million in the three months ended September 30, 2014 from Euro 607.1 million in the same period of 2013. As a percentage of net sales, cost of sales decreased to 32.2 percent in the three months ended September 30, 2014 as compared to 34.0 percent in the same period of 2013. In the three months ended September 30,

2014, the average number of frames produced daily in our facilities decreased to approximately 299,000 as compared to approximately 306,800 in the same period of 2013.

        Adjusted Cost of sales(22) which include the 2014 EyeMed Adjustment, was Euro 628.2 million.

        Please find the reconciliation between adjusted cost of sales(22) and cost of sales in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Cost of sales	605.6	607.1
> EyeMed cost of sales presented on a net basis starting from the third quarter of 2014	22.7	—

Adjusted Cost of sales	628.2	607.1

        Gross Profit.    Our gross profit increased by Euro 99.5 million, or 8.4 percent, to Euro 1,277.4 million in the three months ended September 30, 2014 from Euro 1,177.9 million for the same period of 2013. As a percentage of net sales, gross profit increased to 67.8 percent in the three months ended September 30, 2014 as compared to 66.0 percent for the same period of 2013, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 73.4 million, or 8.0 percent, to Euro 996.2 million in the three months ended September 30, 2014 from Euro 922.8 million in the same period of 2013. As a percentage of net sales, operating expenses increased to 52.9 percent in the three months ended September 30, 2014, from 51.7 percent in the same period of 2013.

        Adjusted operating expenses(23) excluding in the third quarter of 2014 a non-recurring expense of Euro 15.0 million related to the termination of the Former Group CEO, were Euro 981.2 million. As a percentage of net sales, adjusted operating expenses(23) were at 51.5 percent.

        Please find the reconciliation between adjusted operating expenses(23) and operating expenses in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Operating expenses	996.2	922.8
> Adjustment for termination of the Former Group CEO	(15.0)	—
Adjusted operating expenses	981.2	922.8

        Selling and advertising expenses (including royalty expenses) increased by Euro 53.7 million, or 7.6 percent, to Euro 759.6 million in the three months ended September 30, 2014 from Euro 705.9 million in the same period of 2013. Selling expenses increased by Euro 37.0 million, or 6.7 percent. Advertising expenses increased by Euro 12.8 million, or 10.7 percent. Royalties increased by Euro 4.0 million, or 12.1 percent. As a percentage of net sales, selling and advertising expenses were 40.3 percent in the three months ended September 30, 2014 and 39.5 percent in the same period of 2013.

        General and administrative expenses, including intangible asset amortization increased by Euro 19.7 million, or 9.1 percent, to Euro 236.6 million in the three months ended September 30, 2014 as compared to Euro 216.9 million in the same period of 2013. As a percentage of net sales, general and administrative expenses were 12.6 percent in the three months ended September 30, 2014 as compared to

(22)
For a further discussion of Adjusted cost of sales, see page 20 "Non-IFRS Measures."
(23)
For a further discussion of Adjusted operating expenses, see page 20 "Non-IFRS Measures."

12.2 percent in the same period of 2013. The increase is mainly due to the non-recurring expense related to the termination of the Former Group CEO as explained below.

        Adjusted general and administrative expenses(24), including intangible asset amortization and excluding, in the three months ended September 30, 2014, the non-recurring expenses related to termination of the Former Group CEO of 15.0 million, were 221.6 million. As a percentage of net sales, adjusted general and administrative expenses(24) were 11.6 percent in the third quarter of 2014

        Please find the reconciliation between adjusted general and administrative expenses(24) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

General and administrative expense	236.6	216.9
> Adjustment for termination of the Former Group CEO	(15.0)	—
Adjusted general and administrative expense	221.6	216.9

        Income from Operations.    For the reasons described above, income from operations increased by Euro 26.1 million, or 10.2 percent, to Euro 281.2 million in the three months ended September 30, 2014 from Euro 255.1 million in the same period of 2013. As a percentage of net sales, income from operations increased to 14.9 percent in the three months ended September 30, 2014 from 14.3 percent in the same period of 2013.

        Adjusted income from operations(25), excluding in the third quarter of 2014, the above mentioned non-recurring expenses related to termination of the Former Group CEO for Euro 15.0 million, amounted to Euro 296.2 million in 2014. As a percentage of net sales, adjusted income from operations(25) was 15.5 percent in the third quarter of 2014.

        Please find the reconciliation between adjusted income from operations(25) and income from operations in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Income from operations	281.2	255.1
> Adjustment for termination of the Former Group CEO	15.0	—
Adjusted Income from operations	296.2	255.1

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (24.3) million in the three months ended September 30, 2014 as compared to Euro (23.2) million in the same period of 2013. Net interest expense was Euro 24.3 million in the three months ended September 30, 2014 as compared to Euro 22.4 million in the same period of 2013.

        Net Income.    Income before taxes increased by Euro 25.0 million, or 10.8 percent, to Euro 256.9 million in the three months ended September 30, 2014 from Euro 231.9 million in the same period of 2013, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.6 percent in the three months ended September 30, 2014 from 13.0 percent in the same period of 2013.

(24)
For a further discussion of Adjusted general and administrative expenses, see page 20 "Non-IFRS Measures."
(25)
For a further discussion of Adjusted income from operations, see page 20 "Non-IFRS Measures."

        Adjusted income before taxes(26) amounted to Euro 271.9 million in the third quarter of 2014. As a percentage of net sales, adjusted income before taxes(26) was 14.3 percent in the third quarter of 2014

        Please find the reconciliation between adjusted income before taxes(26) and income before taxes in the following table:

(Amounts in millions of Euro)	Three months ended September 30, 2014	Three months ended September 30, 2013

Income before taxes	256.9	231.9
> Adjustment for termination of the Former Group CEO	15.0	—
Adjusted income before taxes	271.9	231.9

        Net income attributable to non-controlling interests in the three months ended September 30, 2014, increased to Euro 0.7 million from Euro 0.9 million in the three months ended September 30, 2013.

        Net income attributable to Luxottica Group stockholders increased by Euro 14.9 million, or 10.1 percent, to Euro 162.4 million in the three months ended September 30, 2014 from Euro 147.6 million in the same period of 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.6 percent in the three months ended September 30, 2014 from 8.3 percent in the same period of 2013.

        Adjusted net income attributable to Luxottica Group stockholders(27) excluding non-recurring expenses related to termination of the Former Group CEO was 173.3 million in the third quarter of 2014. As a percentage of net sales adjusted net income attributable to Luxottica Group stockholders(27) equaled 9.1 percent in the three-month period ended September 30, 2014.

        Please find the reconciliation between Adjusted net income attributable to Luxottica Group stockholders(27) and Net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	2014	2013

Net Income attributable to Luxottica Group stockholders	162.4	147.6
> Adjustment for termination of the Former Group CEO	10.9	—
Adjusted net Income attributable to Luxottica Group stockholders	173.3	147.6

        Basic earnings per share and diluted earnings per share were Euro 0.34 in the three months ended September 30, 2014. Basic earnings per share and diluted earnings per share were Euro 0.31 in the three months ended September 30, 2013.

        Adjusted basic and diluted earnings(28) per share were Euro 0.36 in the third quarter of 2014.

(26)
For a further discussion of Adjusted income before taxes, see page 20 "Non-IFRS Measures."
(27)
For a further discussion of Adjusted net income attributable to Luxottica Group Stockholders, see page 20 "Non-IFRS Measures."
(28)
For a further discussion of Adjusted earnings per share, see page 20 "Non-IFRS Measures."

  OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of September 30, 2014	As of September 30, 2013
		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	617,995	790,093
B)	Cash provided by operating activities (net)	935,910	679,885
C)	Cash used in investing activities	(311,227)	(341,128)
D)	Cash provided by/(used in) financing activities	11,069	(564,186)
E)	Effect of exchange rate changes on cash and cash equivalents	44,302	(26,946)
F)	Net change in cash and cash equivalents	680,054	(252,375)

G)	Cash and cash equivalents at the end of the period	1,298,049	537,718

        Operating activities.    Cash provided by operating activities was Euro 935.9 million and Euro 679.9 million for the first nine months of 2014 and 2013, respectively.

        Depreciation and amortization were Euro 280.0 million in the first nine months of 2014 as compared to Euro 274.3 million in the same period of 2013.

        Cash used in accounts receivable was Euro (79.2) million in the first nine months of 2014, compared to Euro (80.4) million in the same period of 2013. This change was primarily due to the improved timing of accounts receivable collections in the first nine months of 2014 as compared to the same period of 2013. Cash generated in inventory was Euro 21.9 million in the first nine months of 2014 as compared to Euro 2.1 million in the same period of 2013. The change in inventory in the first nine months of 2014 was due to better inventory management within the Group. Cash generated/(used) in accounts payable was Euro 0.3 million in the first nine months of 2014 compared to Euro (64.7) million in the same period of 2013. The decrease in cash used for accounts payable in 2014 as compared to 2013 is due to better payment terms negotiated by the Group beginning in 2012. Cash used in other assets and liabilities, risk funds and employee benefits was Euro (37.5) million and Euro (69.6) million in the first nine months of 2014 and 2013, respectively. The cash used in the first nine months of 2013 was mainly due to the payments made for advances on royalties. Income taxes paid were Euro (183.8) million in the first nine months of 2014 as compared to Euro (238.5) million in the same period of 2013. The reduction is mainly due to the timing of income tax payments in the different jurisdictions. Interest paid was Euro (62.0) million and Euro (63.3) million in the first nine months of 2014 and 2013, respectively.

        Investing activities.    Our cash used in investing activities was Euro (311.2) million for the first nine months of 2014 as compared to Euro (341.1) million for the same period in 2013. The cash used in investing activities in the first nine months of 2014 primarily consisted of (i) Euro (177.3) million in capital expenditures mainly related to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period, (ii) Euro (94.6) million for the acquisition of intangible assets related to the creation of a new IT platform, and (iii) Euro (39.4) million (net of cash acquired), related to the acquisition of glasses.com for Euro (29.5) million and other minor acquisitions in the retail segment for Euro (9.9) million. Cash used in investing activities in the first nine months of 2013 primarily consisted of (i) Euro (171.4) million in capital expenditures, mainly related to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period, (ii) Euro (66.9) million for the acquisition of intangible assets, (iii) Euro (59.7) million (net of cash acquired), mainly related to the acquisition of Alain Mikli International, and (iv) Euro (45.0) million, related to the acquisition of a 36.33 percent stake in Salmoiraghi & Viganò.

        Financing activities.    Our cash provided by/(used) in financing activities for the first nine months of 2014 and 2013 was Euro 11.1 million and Euro (564.2) million, respectively. Cash provided by/(used in) financing activities for the first nine months of 2014 consisted primarily of (i) Euro 500 million related to the issuance of a new bond, (ii) Euro (318.3) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company and (iii) Euro 55.5 million related to the exercise of stock options. Cash provided by/(used in) financing activities for the first nine months of 2013 consisted primarily of (i) Euro (328.5) million in cash used to repay short and long-term debt expiring during the first nine months of 2013, (ii) Euro (277.0) million used to pay dividends to the shareholders of the Company and (iii) Euro 72.5 million related to the exercise of stock options.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	September 30, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT ASSETS:
Cash and cash equivalents	1,298,049	617,995
Accounts receivable—net	791,998	680,296
Inventories—net	708,252	698,950
Other assets	229,535	238,761

Total current assets	3,027,834	2,236,002
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,259,520	1,183,236
Goodwill	3,282,865	3,045,216
Intangible assets—net	1,350,051	1,261,137
Investments	58,705	58,108
Other assets	114,661	126,583
Deferred tax assets	200,877	172,623

Total non-current assets	6,266,679	5,846,903

TOTAL ASSETS	9,294,513	8,082,905

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2014 (unaudited)	December 31, 2013 (audited)

CURRENT LIABILITIES:
Short term borrowings	122,811	44,921
Current portion of long-term debt	103,794	318,100
Accounts payable	712,080	681,151
Income taxes payable	144,761	9,477
Short term provisions for risks and other charges	145,233	123,688
Other liabilities	552,587	523,050

Total current liabilities	1,781,266	1,700,386
NON-CURRENT LIABILITIES:
Long-term debt	2,190,107	1,716,410
Employee benefits	100,038	76,399
Deferred tax liabilities	259,156	268,078
Long term provisions for risks and other charges	109,764	97,544
Other liabilities	82,091	74,151

Total non-current liabilities	2,741,156	2,232,583
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,763,948	4,142,828
Non-controlling interests	8,142	7,107

Total stockholders' equity	4,772,090	4,149,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,294,513	8,082,905

        As of September 30, 2014, total assets increased by Euro 1,211.6 million to Euro 9,294.5 million, compared to Euro 8,082.9 million as of December 31, 2013.

        In the first nine months of 2014, non-current assets increased by Euro 419.8 million, due to increases in intangible assets (including goodwill) of Euro 326.6 million, in tangible assets of Euro 76.3 million and deferred tax assets of Euro 28.3 million, partially offset by decreases in other assets of Euro 11.9 million.

        The increase in intangible assets was due to capitalized software and other intangible asset additions of Euro 94.6 million, acquisitions that occurred in the first nine months of 2014 of Euro 35.0 million, effects of foreign currency fluctuations from December 2013 to September 2014 of Euro 308.5 million, which were partially offset by amortization of assets in the period of Euro 115.3 million.

        The increase in property, plant and equipment was due to additions in the period of Euro 177.3 million, to the impact of foreign currency fluctuations from December 2013 to September 2014 of Euro 72.8 million, to the acquisitions that occurred in the first nine months of 2014 of Euro 5.5 million, which were partially offset by depreciation for the period of Euro 164.7 million and to disposals for the period of Euro 10.1 million.

        As of September 30, 2014 as compared to December 31, 2013:

  •
  Accounts receivable increased by Euro 111.7 million, primarily due to the increase in net sales during the first nine months of 2014;

  •
  Accounts payable increased by Euro 30.9 million, primarily due to the effect of foreign currency fluctuations from December 2013 to September 2014;

  •
  Current taxes payable increased by Euro 135.3 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits increased by Euro 23.6 million which was primarily due to a decrease in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of September 30, 2014 and December 31, 2013 was as follows:

(Amounts in thousands of Euro)	September 30, 2014 (unaudited)	December 31, 2013 (audited)

Cash and cash equivalents	1,298,049	617,995
Bank overdrafts	(122,811)	(44,921)
Current portion of long-term debt	(103,794)	(318,100)
Long-term debt	(2,190,107)	(1,716,410)

Total	(1,118,663)	(1,461,435)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group and the applicable interest rate is usually variable and depends on the currency in which the loan is drawn.

        As of September 30, 2014, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 360.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 100 basis points. At September 30, 2014, Euro 0.1 million was utilized under these credit lines.

        As of September 30, 2014, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 98.0 million (USD 130.0 million). At September 30, 2014, Euro 4.9 million was utilized under these credit lines.

        Euro 45.0 million in aggregate at September 30, 2014 face amount of standby letters of credit were outstanding related to guarantees on these lines of credit.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of September 30, 2014 (unaudited).

        On January 29, 2013, the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years.

        The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio, and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties.

        On March 31, 2014 the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering in such transaction as well as on the convenience and fairness of the related conditions.

        On September 1, 2014, following a period of debate with Chairman Leonardo Del Vecchio over the Group's future strategy and direction, Andrea Guerra left as Group CEO ("Former Group CEO") and received a termination payment in connection with his departure.

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 35 to the Condensed Consolidated Financial Statements as of September 30, 2014 (unaudited).

6.     2014 OUTLOOK

        The financial results reported for the first nine months of 2014 lead management to an optimistic outlook for the full fiscal year.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        For the first nine months of 2014 we made adjustments to the following measures: Net sales, cost of sales, general and administrative expenses, operating income, operating margin, EBITDA and EBITDA margin, net income and earnings per share. We adjusted the above items, as appropriate, by excluding a non-recurring expense related to termination of the Former Group CEO of Euro 15.0 million (Euro 10.9 million net of the tax effect) and by including sales of the EyeMed division of Euro 22.7 million which, starting from the third quarter of 2014, are reported on a net in lieu of a gross basis.

        In 2013, we made adjustments to the following measures: operating income, operating margin, EBITDA and EBITDA margin. We have also adjusted net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding (i) non-recurring costs related to the reorganization of the Alain Mikli business for Euro 9.0 million (Euro 5.9 million net of the tax effect), (ii) costs related to the tax audit of Luxottica S.r.l. (fiscal year 2007) for Euro 26.7 million and (iii) costs related to the tax audit of Luxottica S.r.l. (fiscal years subsequent to 2007) for Euro 40.0 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in case of adjusted EBITDA, to EBITDA which is also a non-IFRS measure.

Non-IAS/IFRS Measures: reconciliation between reported and adjusted P&L items.

	9M14
Luxottica Group	Net Sales	Cost of sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,785.3	(1,955.4)	1,227.6	947.5	555.0	1.17
> 2014 EyeMed Adjustment	22.7	(22.7)	—	—	—	—
>Adjustment for Former Group CEO payment	—	—	15.0	15.0	10.9	0.02

Adjusted	5,808.0	(1,978.0)	1,242.6	962.5	565.9	1.19

	9M14
Retail division	Net Sales	Cost of sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,295.8	(973.0)	620.4	487.7	n/a	n/a
> 2014 EyeMed Adjustment	22.7	(22.7)	—	—	—	—
Adjusted	3,318.4	(995.7)	620.4	487.7	n/a	n/a

	9M13
Luxottica Group	Net Sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,666.7	1,165.9	891.6	518.8	1.10
> Adjustment for Alain Mikli restructuring	—	9.0	9.0	5.9	0.01
Adjusted	5,666.7	1,174.9	900.6	524.7	1.11

	3Q14
Luxottica Group	Net Sales	Cost of sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,883.0	(605.6)	379.5	281.2	162.4	0.34
> 2014 EyeMed Adjustment	22.7	(22.7)	—	—	—	—
>Adjustment for Former Group CEO payment	—	—	15.0	15.0	10.9	0.02

Adjusted	1,905.7	(628.2)	394.5	296.2	173.3	0.36

	3Q14
Retail division	Net Sales	Cost of sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,132.8	(311.3)	227.8	180.9	n/a	n/a
> 2014 EyeMed Adjustment	22.7	(22.7)	—	—	—	—
Adjusted	1,155.5	(334.0)	227.8	180.9	n/a	n/a

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	3Q 2013	3Q 2014	9M 2013	9M 2014	FY 2013	LTM September 2014

Net income/(loss)	147.6	162.4	518.8	555.0	544.7	580.9
(+)
Net income attributable to non-controlling interest	0.9	0.7	3.8	4.0	4.2	4.4
(+)
Provision for income taxes	83.4	93.7	293.9	316.4	407.5	430.0
(+)
Other (income)/expense	23.2	24.3	75.1	72.1	99.3	96.3
(+)
Depreciation and amortization	91.8	98.3	274.3	280.0	366.6	372.3
(+)
EBITDA	346.9	379.5	1,165.9	1,227.6	1,422.3	1,484.0
(=)
Net sales	1,785.0	1,883.0	5,666.7	5,785.3	7,312.6	7,431.2
(/)
EBITDA margin	19.4%	20.2%	20.6%	21.2%	19.5%	20.0%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	3Q 2013	3Q 2014(3)(4)	9M 2013(2)	9M 2014(3)(4)	FY 2013(1)(2)	LTM September 2014(1)(2)(3)(4)

Adjusted net income/(loss)	147.6	173.3	524.7	565.9	617.3	658.5
(+)
Net income attributable to non-controlling interest	0.9	0.7	3.8	4.0	4.2	4.4
(+)
Adjusted provision for income taxes	83.4	97.8	297.0	320.5	343.9	367.4
(+)
Other (income)/expense	23.2	24.3	75.1	72.1	99.3	96.3
(+)
Depreciation and amortization	91.8	98.3	274.3	280.0	366.6	372.3
(+)
Adjusted EBITDA	346.9	394.5	1,174.9	1,242.6	1,431.3	1,499.0
(=)
Net sales	1,785.0	1,905.6	5,666.7	5,808.0	7,312.6	7,453.9
(/)
Adjusted EBITDA margin	19.4%	20.7%	20.7%	21.4%	19.6%	20.1%
(=)

The adjusted figures:

(1)
(a)     exclude tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(b)     exclude tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year subsequent to 2007) of approximately Euro 40 million;

(2)
exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

(3)
exclude non-recurring costs related to the termination of the Former Group CEO with a 15.0 million impact on operating income and an approximately Euro 10.9 million impact on net income;

(4)
include the 2014 EyeMed Adjustment. Starting in the third quarter of 2014, adjusted net sales include a change in the presentation of a component of EyeMed net sales that was previously included in net sales on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement resulting in a reduction of net sales and cost of goods sold of Euro 22.7 million.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	9M 2014

Adjusted EBITDA(1)	1,243
Δ working capital	(20)
Capex	(270)

Operating cash flow	953
Financial charges(2)	(72)
Taxes	(184)
Other—net	—

Free cash flow	697

(1)
Adjusted EBITDA is not an IFRS measure; please see reconciliation of adjusted EBITDA to EBITDA and of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

(Amounts in millions of Euro)	3Q 2014

Adjusted EBITDA(1)	395
Δ working capital	92
Capex	(96)

Operating cash flow	390
Financial charges(2)	(24)
Taxes	(50)
Other—net	—

Free cash flow	316

(1)
Adjusted EBITDA is not an IFRS measure; please see reconciliation of adjusted EBITDA to EBITDA and of EBITDA to net income provided above.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA, as defined above, and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of the ratio of net debt to EBITDA as evaluative tool may have certain limitations, including that the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	September 30, 2014		FY 2013

Long-term debt	2,190.1		1,716.4
(+)
Current portion of long-term debt	103.8		318.1
(+)
Bank overdrafts	122.8		44.9
(+)
Cash	(1,298.0)		(618.0)
(-)
Net debt	1,118.7		1,461.4
(=)
LTM EBITDA	1,484.0		1,422.3
Net debt/EBITDA	0.8	x	1.0	x
Net debt @ avg. exchange rates(1)	1,104.7		1,475.9
Net debt @ avg. exchange rates(1)/EBITDA	0.7	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	September 30, 2014(3)		FY 2013(2)

Long-term debt	2,190.1		1,716.4
(+)
Current portion of long-term debt	103.8		318.1
(+)
Bank overdrafts	122.8		44.9
(+)
Cash	(1,298.0)		(618.0)
(-)
Net debt	1,118.7		1,461.4
(=)
LTM Adjusted EBITDA	1,499.0		1,431.3
Net debt/LTM Adjusted EBITDA	0.7	x	1.0	x
Net debt @ avg. exchange rates(1)	1,104.7		1,475.9
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.7	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.

(2)
(a)     The adjusted figures exclude non-recurring Alain Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

(b)     The adjusted figures exclude tax expense for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million;

(c)     The adjusted figures exclude tax expense for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007) of approximately Euro 40 million;

(3)
The adjusted figures exclude non-recurring costs related to the termination of the Former Group CEO of Euro 15.0 million on operating income and an approximately Euro 10.9 million impact on net income.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	September 30, 2014 (unaudited)	Of which related parties (note 29)	December 31, 2013 (audited)	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,298,049	—	617,995	—
Accounts receivable	7	791,998	15,198	680,296	11,616
Inventories	8	708,252	—	698,950	—
Other assets	9	229,535	3,107	238,761	931

Total current assets		3,027,834	18,305	2,236,002	12,547
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,259,520	—	1,183,236	—
Goodwill	11	3,282,865	—	3,045,216	—
Intangible assets	11	1,350,051	—	1,261,137	—
Investments	12	58,705	49,083	58,108	49,097
Other assets	13	114,661	—	126,583	778
Deferred tax assets	14	200,877	—	172,623	—

Total non-current assets		6,266,679	49,083	5,846,903	49,875

TOTAL ASSETS		9,294,513	67,387	8,082,905	62,422

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	122,811	—	44,921	—
Current portion of long-term debt	16	103,794	—	318,100	—
Accounts payable	17	712,080	11,782	681,151	10,067
Income taxes payable	18	144,761	—	9,477	—
Short term provisions for risks and other charges	19	145,233	—	123,688	—
Other liabilities	20	552,587	11,960	523,050	27

Total current liabilities		1,781,266	23,742	1,700,386	10,095
NON-CURRENT LIABILITIES:
Long-term debt	21	2,190,107	—	1,716,410	—
Employee benefits	22	100,038	—	76,399	—
Deferred tax liabilities	14	259,156	—	268,078	—
Long term provisions for risks and other charges	23	109,764	—	97,544	—
Other liabilities	24	82,091	—	74,151	—

Total non-current liabilities		2,741,156	—	2,232,583	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,844	—	28,653	—
Legal reserve	25	5,736	—	5,711	—
Reserves	25	4,248,263	—	3,646,830	—
Treasury shares	25	(73,875)	—	(83,060)	—
Net income	25	554,982	—	544,696	—

Luxottica Group stockholders' equity	25	4,763,948	—	4,142,828	—
Non-controlling interests	26	8,142	—	7,107	—

Total stockholders' equity		4,772,090	—	4,149,936	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,294,513	23,742	8,082,905	10,095

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Nine Months ended September 30, 2014 (unaudited)	Of which related parties (note 29)	Nine Months ended September 30, 2013 (unaudited)	Of which related parties (note 29)

Net sales	27	5,785,282	18,725	5,666,720	12,750
Cost of sales	27	1,955,366	38,078	1,930,969	33,493
Gross profit		3,829,916	(19,353)	3,735,751	(20,742)

Selling	27	1,710,560	—	1,697,999	19
Royalties	27	112,352	694	109,105	730
Advertising	27	381,202	50	364,919	9
General and administrative	27	678,260	12,252	672,132	291
of which non—recurring	33	15,000	—	9,000	—

Total operating expenses		2,882,375	12,998	2,844,155	1,048

Income from operations		947,541	(32,352)	891,596	(21,791)

Other income/(expense)
Interest income	27	8,994	—	6,652	—
Interest expense	27	(80,764)	—	(76,872)	—
Other—net	27	(367)	1	(4,911)	2

Income before provision for income taxes		875,405	(32,350)	816,466	(21,789)

Provision for income taxes	27	(316,373)	—	(293,919)	—
of which non—recurring	33	4,125	—	3,096	—

Net income		559,031	—	522,547	—

Of which attributable to:
—Luxottica Group stockholders		554,982	—	518,755	—
—Non-controlling interests		4,049	—	3,792	—

NET INCOME		559,031	—	522,547	—

Weighted average number of shares outstanding:
Basic	30	475,325,386		471,617,863
Diluted	30	478,351,143		476,031,873
EPS:
Basic	30	1.17		1.10
Diluted	30	1.16		1.09

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Nine Months ended September 30, 2014 (unaudited)	Nine Months ended September 30, 2013 (unaudited)

Net income	559,031	522,547
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.0 million and 0.1 million as of September 30, 2014 and September 30, 2013, respectively	—	318
Currency translation differences	311,373	(179,666)

Total items that may be reclassified subsequently to profit or loss:	311,373	(179,348)

Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 19.8 million and Euro 32.5 million as of September 30, 2014 and September 30, 2013, respectively	(25,662)	65,428

Total items that will not be reclassified to profit or loss	(25,662)	65,428

Total other comprehensive income—net of tax	285,711	(113,920)

Total comprehensive income for the period	844,742	408,627

Attributable to:
—Luxottica Group stockholders	840,388	406,209
—Non-controlling interests	4,354	2,418

Total comprehensive income for the period	844,742	408,627

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of September 30, 2013	—	—	—	—	584,500	—	(178,292)	—	406,209	2,418

Exercise of stock options	4,157,053	249	—	72,283	—	—	—	—	72,532	—
Non-cash stock based compensation	—	—	—	—	—	21,235	—	—	21,235	—
Excess tax benefit on stock options	—	—	—	11,316	—	—	—	—	11,316	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	(1,076)	—	—	—	(1,076)	—
Dividends (Euro 0.58 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,335)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—
Balance as of September 30, 2013	477,395,250	28,643	5,711	412,341	3,934,259	262,521	(342,516)	(83,060)	4,217,899	10,951

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of September 30, 2014	—	—	—	—	529,307	—	311,081	—	840,388	4,354

Exercise of stock options	3,174,345	190	—	55,325	—	—	—	—	55,515	—
Non-cash stock based compensation	—	—	—	—	—	29,856	—	—	29,856	—
Excess tax benefit on stock options	—	—	—	3,704	—	—	—	—	3,704	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,319)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—
Balance as of September 30, 2014	480,735,018	28,844	5,736	471,092	4,169,830	298,689	(136,366)	(73,875)	4,763,948	8,142

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2014 (unaudited)	September 30, 2013 (unaudited)

Income before provision for income taxes		875,405	816,466

Stock-based compensation		29,856	21,771
Depreciation and amortization	10/11	280,023	274,319
Net loss fixed assets and other	10	10,053	5,210
Financial charges		80,764	75,109
Other non-cash items		107	1,436
Changes in accounts receivable		(79,153)	(80,372)
Changes in inventories		21,856	2,100
Changes in accounts payable		313	(64,731)
Changes in other assets/liabilities		(37,512)	(69,647)

Total adjustments		306,307	165,194

Cash provided by operating activities		1,181,712	981,660
Interest paid		(61,995)	(63,277)
Tax paid		(183,807)	(238,497)

Net cash provided by operating activities		935,910	679,866

Additions of property, plant and equipment	10	(177,265)	(171,374)
Disposals of property, plant and equipment		—	2,386
Purchases of businesses—net of cash acquired(*)	4	(39,397)	(59,680)
Increase in investment(**)	12	—	(45,597)
Additions to intangible assets	11	(94,565)	(66,864)

Cash used in investing activities		(311,227)	(341,128)

(*)
Purchases of businesses—net of cash acquired in the first nine months of 2014 included the purchase of glasses.com for Euro (29.5) million and other minor acquisitions in the retail segment for Euro (9.9) million. In the same period of 2013 purchases of businesses—net of cash acquired included the purchase of Alain Mikli International for Euro (72.1) million and other minor acquisitions for Euro 12.4 million.

(**)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2014 (unaudited)	September 30, 2013 (unaudited)

Long-term debt:
—Proceeds	21	497,031	3,569
—Repayments	21	(318,346)	(328,537)
Short-term debt:
—Proceeds		88,531	—
—Repayments		—	(34,727)
Exercise of stock options	25	55,515	72,532
Dividends		(311,662)	(277,023)

Cash (used in)/provided financing activities		11,069	(564,186)

Increase/(decrease) in cash and cash equivalents		635,752	(225,429)

Cash and cash equivalents, beginning of the period		617,995	790,093

Effect of exchange rate changes on cash and cash equivalents		44,302	(26,946)

Cash and cash equivalents, end of the period		1,298,049	537,718

Luxottica Group S.p.A.

Headquarters and registered office • Piazzale L. Cadorna 3—20123 Milan, Italy
 Capital Stock: € 28,844,101.08
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Piazzale L. Cadorna 3, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l..

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company's Board of Directors, at its meeting on October 29, 2014, approved the Group's interim condensed consolidated financial statements as of September 30, 2014 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154- ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named "Standing Interpretation Committee" (SIC).

        In order to provide the reader of these condensed consolidated financial statements with a meaningful comparison of the information included in the condensed consolidated financial statements as of September 30, 2014, certain prior year comparative information has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse and shipping expenses of certain subsidiaries of the Company from general and administrative expenses to cost of sales. The Company has determined that the revision, totaling Euro 30.5 million, is immaterial to the previously reported financial statements and does not impact any of the Group's key financial indicators.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2013, which were prepared in accordance with IFRS, as endorsed by the European Union.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of September 30, 2014.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2013, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Condensed Consolidated Financial Statements are expressed in thousands of Euro.

        This Financial Report is composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flows and Notes to the Condensed Consolidated Financial Statements as of September 30, 2014.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

New standards and amendments that are effective for reporting periods beginning on or after January 1, 2014.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to the periods starting from January 1, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, being certain other conditions met, an entity also has a present obligations as a consequence of a past event ("obligating event"). The interpretation clarifies the obligating event that requires an obligation to pay taxes to be recorded is the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

activity that determines the tax payments, as set forth by the law. The adoption of the interpretation did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—Financial instruments: "Presentation on offsetting financial assets and financial liabilities."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, was endorsed by the European Union in December 2012 and is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—Impairment of assets.    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments did not have a significant impact on the consolidated financial statements of the Group.

New standards and amendments that are effective for reporting periods beginning after January 1, 2014 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard has not yet been endorsed by the European Union. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers, issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers, SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. In case an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of the money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements. The new standard was not endorsed by the European Union at the time these condensed consolidated financial statements were authorized for issuance.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The Amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The Amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

        Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operation.    The Amendments advise on how to account for acquisitions of interests in joint operations. The Amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

4. BUSINESS COMBINATIONS

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 29.5 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill and intangible assets. In accordance with IFRS 3—Business combinations, the value of assets acquired and liabilities assumed will be definitively determined within 12 months after the acquisition date. Acquisition-related costs were approximately Euro 0.3 million and were expensed as incurred.

        During the first nine months of 2014, the Group completed other minor acquisitions in the retail segment in Spain, Macao and Australia for total consideration of Euro 9.9 million. The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill, determined based on the future expected economic benefits.

        At September 30, 2014, the valuation process has not yet been concluded, and the values set forth above together with goodwill have been determined on a provisional basis. In accordance with IFRS 3—Business combinations, the value of the above assets acquired and liabilities assumed will be definitively determined within 12 months after the acquisition date.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the provisional fair value of the assets acquired and liabilities assumed at the acquisition date for glasses.com (in thousands of Euro):

Consideration	29,523

Total consideration	29,523

Recognized amount of identifiable assets and liabilities assumed
Accounts receivable—net	50
Inventory	3,096
Other current receivables	286
Fixed assets	5,230
Intangible assets	9,917
Other current liabilities	(1,279)
Total net identifiable assets	17,304
Provisional Goodwill	12,220

Total	29,523

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance. Total assets for each reporting

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

5. SEGMENT REPORTING (Continued)

segment are no longer disclosed as they are not key indicators which are monitored in order to assess the Group's financial performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Nine months ended September 30, 2014 (unaudited)
Net sales(a)	2,489,520	3,295,762	—	5,785,282
Income from operations(b)	615,339	487,727	(155,524)	947,541
Interest income	—	—	—	8,994
Interest expense	—	—	—	(80,764)
Other-net	—	—	—	(367)
Income before provision for income taxes	—	—	—	875,405
Provision for income taxes	—	—	—	(316,373)
Net income	—	—	—	559,031
Of which attributable to:
Luxottica stockholders	—	—	—	554,982
Non-controlling interests	—	—	—	4,049
Capital expenditures	105,998	164,063	—	270,061
Depreciation and amortization	88,768	132,626	56,628	280,022
Nine months ended September 30, 2013 (unaudited)
Net sales(a)	2,347,119	3,319,601	—	5,666,720
Income from operations(b)	554,957	476,849	(140,210)	891,596
Interest income	—	—	—	6,652
Interest expense	—	—	—	(76,872)
Other-net	—	—	—	(4,911)
Income before provision for income taxes	—	—	—	816,466
Provision for income taxes	—	—	—	(293,919)
Net income	—	—	—	522,547
Of which attributable to:
Luxottica Stockholders	—	—	—	518,755
Non-controlling Interests	—	—	—	3,792
Capital expenditures	93,630	141,627	—	235,257
Depreciation and amortization	80,233	129,811	64,275	274,319

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third- party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Cash at bank	1,292,250	607,499
Checks	3,154	7,821
Cash and cash equivalents on hand	2,645	2,676

Total	1,298,049	617,995

        The increase is mainly due to the issuance of a new bond for Euro 500 million in the first half of 2014. See note 21 and the consolidated cash flow statement for further details.

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Accounts receivable	834,136	715,527
Allowance for doubtful accounts	(42,138)	(35,231)

Total	791,998	680,296

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Raw materials	181,943	163,809
Work in process	38,938	36,462
Finished goods	622,833	612,814
Less: inventory obsolescence reserves	(135,462)	(114,135)

Total	708,252	698,950

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Sales taxes receivable	39,356	47,105
Short-term borrowings	695	770
Accrued income	2,154	1,418
Other financial assets	35,438	41,293

Total financial assets	77,643	90,586

Income tax receivable	28,353	46,554
Advances to suppliers	28,696	19,546
Prepaid expenses	63,914	51,469
Other assets	30,930	30,606

Total other assets	151,892	148,175

Total other current assets	229,535	238,761

        Other financial assets included amounts (i) recorded in the North American Retail Division totaling Euro 8.7 million as of September 30, 2014 (Euro 12.1 million as of December 31, 2013) and (ii) derivative financial assets of Euro 2.3 million as of September 30, 2014 (Euro 6.0 million as of December 31, 2013). The decrease in sales tax receivable is mainly due to certain Italian entities of the Group.

        The decrease in income tax receivable is mainly due to certain U.S. subsidiaries of the Group utilizing receivables generated in 2013 to offset payments due in 2014.

        Prepaid expenses mainly relate to the payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties of Euro 30.9 million as of September 30, 2014 (Euro 30.6 million as of December 31, 2013).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first nine months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	33,438	66,432	—	71,915	171,786
Decreases	(3,147)	—	—	(2,797)	(5,944)
Business combinations	2,015	778	—	908	3,701
Translation differences and other	(1,338)	17,511	—	(52,512)	(36,339)
Depreciation expense	(45,136)	(70,264)	(1,163)	(42,909)	(159,473)

Balance as of September 30, 2013	461,465	420,154	26,587	257,918	1,166,123

Historical cost	916,326	1,114,603	38,087	594,735	2,663,750
Accumulated depreciation	(454,861)	(694,449)	(11,500)	(336,817)	(1,497,626)

Balance as of September 30, 2013	461,465	420,154	26,587	257,918	1,166,123

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Balance as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	39,309	58,345	7,522	72,101	177,277
Decreases	(1,294)	(2,636)	(2,893)	(3,229)	(10,052)
Business combinations	4	4,792	—	724	5,520
Translation differences and other	33,377	47,190	3,807	(16,134)	68,240
Depreciation expense	(44,205)	(75,694)	(1,268)	(43,535)	(164,702)
Balance as of September 30, 2014	483,202	457,896	33,420	285,003	1,259,520

Historical cost	1,001,099	1,235,699	45,971	676,653	2,959,421
Accumulated depreciation	(517,899)	(777,803)	(12,550)	(391,649)	(1,699,902)

Balance as of September 30, 2014	483,202	457,896	33,420	285,003	1,259,520

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        The increase in property, plant and equipment from business combinations is mainly due to the acquisition of glasses.com. For further details about the effects of the acquisition of glasses.com please refer to Note 4—"Business combinations."

        Of the total depreciation expense of Euro 164.7 million for the first nine months of 2014 (Euro 159.5 million in the same period of 2013), Euro 61.2 million (Euro 53.9 million in the same period of 2013) is included in cost of sales, Euro 80.5 million (Euro 83.2 million in the same period of 2013) in selling expenses, Euro 5.4 million (Euro 3.6 million in the same period of 2013) in advertising expenses and Euro 17.6 million (Euro 18.8 million in the same period of 2013) in general and administrative expenses.

        Capital expenditures in the first nine months of 2014 and 2013 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during their respective periods.

        Other equipment includes Euro 64.5 million for assets under construction at September 30, 2014 (Euro 70.9 million at December 31, 2013).

        Leasehold improvements totaled Euro 159.8 million and Euro 149.5 million at September 30, 2014 and December 31, 2013, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first nine months of 2013 and 2014 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other intangible assets	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,966	5,528,665
Accumulated amortization	—	(713,608)	(83,553)	(8,433)	(228,614)	(1,034,208)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	23	—	—	66,647	66,670
Decreases	—	—	—	—	(390)	(390)
Intangible assets from business acquisitions	62,145	23,808	—	—	4,261	90,214
Translation differences and other	(103,347)	(26,926)	(6,269)	(286)	5,258	(131,570)
Amortization expense	—	(52,100)	(11,146)	(817)	(50,782)	(114,846)

Balance as of September 30, 2013	3,107,568	794,645	146,762	12,215	343,346	4,404,535

Historical cost	3,107,568	1,521,525	238,626	21,251	612,609	5,501,579
Accumulated amortization	—	(726,880)	(91,865)	(9,036)	(269,263)	(1,097,044)

Balance as of September 30, 2013	3,107,568	794,645	146,762	12,215	343,346	4,404,535

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other intangible assets	Total

Balance as of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Balance as of January 1, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	36	—	—	94,529	94,565
Decreases	—	—	—	—	(221)	(221)
Intangible assets from business acquisitions	22,685	5,351	—	—	6,915	34,951
Translation differences and other	214,964	59,154	11,483	1,062	29,924	316,582
Amortization expense	—	(48,019)	(10,318)	(794)	(56,189)	(115,321)

Balance as of September 30, 2014	3,282,865	777,416	139,638	11,970	425,026	4,636,916

Of which
Historical cost	3,282,865	1,596,651	250,720	22,809	777,331	5,930,375
Accumulated amortization	—	(819,235)	(111,081)	(10,839)	(352,304)	(1,293,459)

Balance as of September 30, 2014	3,282,865	777,416	139,638	11,970	425,026	4,636,916

        The increase in goodwill and other intangible assets from business acquisitions mainly relates to the acquisition of glasses.com in January 2014 for Euro 29.5 million (USD 40 million) and other minor acquisitions in the retail segment in Spain, Macao and Australia for Euro 9.9 million. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        Of the total amortization expense of Euro 115.3 million for the first nine months of 2014 (Euro 114.8 million in the same period of 2013), Euro 2.0 million (Euro 3.5 million in the same period of 2013) is included in cost of sales, Euro 9.4 million (Euro 6.2 million in the same period of 2013) in selling expenses and Euro 103.9 million (Euro 105.1 million in the same period of 2013) in general and administrative expenses.

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform.

12. INVESTMENTS

        Investments amounted to Euro 58.7 million as of September 30, 2014 (Euro 58.1 million at December 31, 2013) and mainly included investments in (i) Eyebiz Laboratories Pty Limited of Euro 6.5 million (Euro 4.7 million at December 31, 2013) and (ii) Salmoiraghi & Viganò of Euro 41.0 million (Euro 42.6 as of December 31, 2013). On September 10, 2014 following an adjustment in the number of shares comprising Luxottica's investment in Salmoiraghi & Viganò, our percentage increased from 36.33 percent to 36.80 percent.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

12. INVESTMENTS (Continued)

        The following tables provide a roll-forward of Group's investment for the first nine months of 2014 and the assets, liabilities and net sales of Salmoiraghi & Viganò as of September 30, 2014:

As of January 1, 2013	42,567
Addition	—
Share of profit from associate	(1,531)

As of September 30, 2014	41,036

As of September 30, 2014

Total assets	174,659
Total liabilities	143,060
Net sales	130,913
Share of profit	(1,531)

Percentage held	36.80%

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of September 30 2014 (unaudited)	As of December 31 2013 (audited)

Other financial assets	67,245	57,390
Other assets	47,416	69,193

Other non-current assets	114,661	126,583

        Other non-current financial assets were primarily comprised of security deposits of Euro 32.8 million as of September 30, 2014 (Euro 28.7 million at December 31, 2013). The remaining portion of the balance is split among the Group's subsidiaries, none of them representing significant amounts on a standalone basis as of September 30, 2014 and December 31, 2013 respectively.

        The carrying value of financial assets approximates their fair value and corresponds to the Group's maximum exposure to credit risk. The Group does not utilize guarantees or other credit support instruments for managing credit risk.

        Other assets include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 47.4 million (Euro 69.2 million as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

14. DEFERRED TAX ASSETS AND LIABILITIES

        The balance of deferred tax assets and liabilities as of September 30, 2014 and December 31, 2013 is as follows:

(Amounts in thousands of Euro)	As of September 30 2014 (unaudited)	As of December 31 2013 (audited)

Deferred tax assets	200,877	172,623
Deferred tax liabilities	259,156	268,078

Deferred tax liabilities (net)	58,279	95,455

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets. The decrease in deferred tax liabilities (net) is mainly due to an increase in pension plan liabilities as a result of a decrease in the discount rate applied in September 2014 as compared to the one used to calculate liabilities as of December 31, 2013.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at September 30, 2014 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of September 30, 2014 and December 31, 2013, the Company had unused short-term lines of credit of approximately Euro 719.6 million and Euro 742.6 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 264.5 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At September 30, 2014, these credit lines were utilized in the amount of Euro 0.1 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with two separate banks for an aggregate maximum credit of Euro 98.0 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At September 30, 2014, Euro 4.9 million was utilized under these credit lines. However, there was Euro 45.0 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is LIBOR plus a spread up to 20 basis points based on the different lines of credit.

        The carrying value of short-term borrowings approximates their fair value.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 712.1 million and Euro 681.2 million as of September 30, 2014 and December 31, 2013, respectively. The balance is due in its entirety within 12 months.

        The carrying value of accounts payable approximates their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Current year income taxes payable fund	184,196	44,072
Income taxes advance payment	(39,808)	(34,595)

Total	144,761	9,477

        The expected effective tax rate (36.1%) for 2014 is consistent with the effective tax rate as of December 31, 2013.

        The increase in income tax payable is due to the timing of the tax payments in the different jurisdictions in which the Group operates.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance as of September 30, 2013 and 2014 is detailed below respectively:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	580	7,211	646	14,544	17,571	40,552
Decreases	(690)	(6,311)	(1,031)	(4,581)	(18,064)	(30,677)
Foreign translation difference reclassifications and other movements	283	(141)	104	67	(557)	(243)

Balance as of September 30, 2013	752	5,529	11,870	22,507	35,007	75,664

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,881	5,822	20	18,418	20,122	46,264
Decreases	(115)	(5,500)	(26)	(9,764)	(12,789)	(28,195)
Foreign translation difference reclassifications and other movements	110	395	225	3	2,744	3,478

Balance as of September 30, 2014	2,872	6,252	64,147	23,429	48,533	145,233

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly includes a total accrual of approximately Euro 40.0 million related to the tax audit of Luxottica S.r.l. for fiscal years subsequent to 2007.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of September 30, 2014 (unaudited)	As of December 31, 2013 (audited)

Premiums and discounts	4,272	2,674
Leasing rental	18,348	16,535
Insurance	9,506	10,008
Sales taxes payable	33,865	37,838
Salaries payable	271,964	228,856
Due to social security authorities	31,125	33,640
Sales commissions	7,749	9,008
Royalties payable	1,950	3,742
Derivative financial liabilities	9,704	1,729
Other liabilities	124,017	130,852

Total financial liabilities	512,501	474,882

Deferred income	7,546	9,492
Advances from customers	26,755	33,396
Other liabilities	5,785	5,280

Total liabilities	40,086	48,168

Total other current liabilities	552,587	523,050

21. LONG-TERM DEBT

        Long-term debt was Euro 2,293.9 million and Euro 2,053.4 million as of September 30, 2014 and 2013, respectively.

        The roll-forward of long term debt as of September 30, 2013 and 2014 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	4,319	4,319
Repayments	(70,000)	(15,189)	(45,880)	(175,374)	(22,093)	(328,537)
Loans assumed in business combinations	—	—	—	—	16,062	16,062
Amortization of fees and interests	322	8,531	34	96	4,420	13,403
Foreign translation difference	—	(13,731)	183	355	(869)	(14,062)
Balance as of September 30, 2013	298,066	1,702,835	—	—	52,462	2,053,363

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	5,325	499,980
Repayments	(300,000)	—	(18,346)	(318,346)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	1,521	17,763	—	19,284
Foreign translation difference	—	54,958	3,517	58,475
Balance as of September 30, 2014	—	2,251,345	42,556	2,293,901

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants to the 2013 Consolidated Financial Statements). As of September 30, 2014, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of September 30, 2014	Maturity

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Revolving Credit Facility 2012		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2019
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	USD	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A- credit rating by Standard & Poor's.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility matures on April 10, 2019 and was not drawn as of September 30, 2014.

        On May 10, 2013 the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A- credit rating.

        On August 29, 2014, the Group repaid the Mediobanca Term Loan in the amount of Euro 300 million. This payment was made three months prior to the expiration of the contract (scheduled for November 30, 2014).

        The fair value of long-term debt as of September 30, 2014 was equal to Euro 2,460.2 million of which Euro 106.8 million was short-term debt (Euro 2,144.9 as of December 31, 2013). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt excludes lease liabilities (Euro 21.3 million).

        On September 30, 2014 the Group had unused uncommitted lines (revolving) of Euro 500 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of September 30, 2014, matures as follows:

(Amounts in thousands of Euro)

2014	—
2015	625,113
2016	—
2017	108,108
2018 and subsequent years	1,529,218
Effect deriving from the adoption of the amortized cost method	31,464

Total	2,293,901

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	September 30, 2014 unaudited	December 31, 2013 audited

A	Cash and cash equivalents	6	1,298,049	617,995
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	2,272	6,039
D	Availabilities (A) + (B) + (C)		1,300,320	624,035
E	Current Investments
F	Bank overdrafts	15	122,811	44,921
G	Current portion of long-term debt	16	103,794	318,100
H	Hedging instruments on foreign exchange rates	20	9,704	1,471
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		236,309	364,492
K	Net Liquidity (J) - (E) - (D)		(1,064,011)	(259,543)
L	Long-term debt	21	39,692	32,440
M	Notes payables	21	2,150,417	1,683,970
N	Hedging instruments on interest rates	21	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,190,107	1,716,410
P	Net Financial Position (K) + (O)		1,126,096	1,456,867

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	September 30, 2014 (unaudited)	December 31, 2013 (audited)

Net Financial Position, as presented in the Notes	1,126,096	1,456,867

Hedging instruments on foreign exchange rates	2,272	6,039
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(9,704)	(1,471)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,118,663	1,461,435

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Market). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13.

        IFRS 13 refers to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on September 30, 2014 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		September 30, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,272	—	2,272	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	9,704	—	9,704	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Interest Rate Derivatives	Other current liabilities	1,471	—	1,471	—

        As of September 30, 2014 and December 31, 2013, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currencies with maturities of less than one year. The fair value of the portfolio is valued using observable market inputs including yield curves and foreign exchange spot and forward prices.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 100.0 million as of September 30, 2014 (Euro 76.4 million at December 31, 2013). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 52.0 million (Euro 46.8 million as of December 31, 2013) and of our U.S. employees of Euro 48.1 million (Euro 29.6 million as of December 31, 2013). The increase is primarily due to a reduction in the discount rate used to calculate the net liabilities as of September 30, 2014.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

23. LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	1,891	6,574	4,583	(512)	12,536
Decreases	(993)	(6,637)	(391)	(1,279)	(9,300)
Business combinations	383	—	—	240	623
Translation difference reclassifications and other movements	(124)	(559)	(824)	(4,573)	(6,080)

Balance as of September 30, 2013	9,899	23,427	64,275	19,791	117,391

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	2,777	4,461	2,880	313	7,551
Decreases	(3,128)	(5,456)	—	(399)	(6,104)
Translation difference reclassifications and other movements	(189)	2,331	2,852	5,778	10,773

Balance as of September 30, 2014	9,405	24,816	51,288	24,255	109,764

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 5.8 million as of December 31, 2013) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 3.4 million (Euro 3.1 million as of December 31, 2013).

        For further details on the nature of the provision, see Note 19.

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 82.1 million as of September 30, 2014 (Euro 74.2 million as of December 31, 2013).

        Other non-current payables mainly include other long-term liabilities of the North American retail operations of Euro 40.9 million (Euro 40.3 million as of December 31, 2013).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at September 30, 2014 amounted to Euro 28,844,101.08 and was comprised of 480,735,018 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2014, the capital stock amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 3,174,345 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 190,461 in the first nine months of 2014.

        The 3,174,345 options exercised in the period included 27,000 from the 2005 grant, 109,435 from the 2008 grant, 195,000 from the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 1,400,000 from the extraordinary 2009 grant (reassignment of the 2006 performance grant), 87,500 from the ordinary 2009 grant, 343,160 from the ordinary 2010 grant and 1,012,250 from the 2011 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 73.9 million as of September 30, 2014 (Euro 83.1 million as of December 31, 2013). The decrease of Euro 9.2 million was due to 509,500 grants to certain top executives of treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2011 PSP. As a result of these equity grants, the number of Group treasury shares was reduced to 3,647,725 as of September 30, 2014 from 4,157,225 as of December 31, 2013.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 8.1 million and Euro 7.1 million at September 30, 2014 and December 31, 2013, respectively.

27. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of September 30, 2014 (unaudited).

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 483.3 million as of September 30, 2014 and Euro 536.9 million as of December 31, 2013.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,379.0 million as of September 30, 2014 and Euro 1,225.5 million as of December 31, 2013.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 117.5 million as of September 30, 2014 and Euro 120.1 million as of December 31, 2013.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2014, the Group's maximum liability amounted to Euro 1.2 million (Euro 1.7 million at December 31, 2013).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.3 million (USD 4.2 million) at September 30, 2014 (Euro 1.1 million at December 31, 2013). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. This liability is not significant to the Interim Financial Results as of September 30, 2014 (unaudited).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

28. COMMITMENTS AND RISKS (Continued)

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG amounted to Euro 0.6 million and Euro 0.7 million in the first nine months of 2014 and 2013, respectively.

Service Revenues

        During the periods ended September 30, 2014 and 2013, respectively, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided during these periods were immaterial in each period. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock Option Plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first nine months of 2014, the last 0.3 million rights were

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

29. RELATED PARTY TRANSACTIONS (Continued)

exercised as part of this plan. In the same period of 2013, 3.1 million rights were exercised. There were approximately 330 thousand options outstanding as of September 30, 2013.

        A summary of related party transactions as of September 30, 2014 and September 30, 2013 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of September 30, 2014 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	264	583	26	318
Eyebiz Laboratories Pty Limited	3,975	37,890	9,802	11,155
Salmoiraghi & Viganò	12,535	7	54,711	1
Others(28)	1,951	12,596	2,848	12,268

Total	18,725	51,077	67,387	23,742

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of September 30, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	372	635	150	78
Eyebiz Laboratories Pty Limited	1,246	33,281	5,621	5,216
Salmoiraghi & Viganò	10,699	9	54,644	—
Others	436	617	643	483

Total	12,753	34,541	61,059	5,777

        Total remuneration due to key managers in the first nine months of 2014 amounted to approximately Euro 39.9 million (Euro 22.6 million at September 30, 2013).

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended September 30, 2014 and 2013, amounting to Euro 555.0 million and Euro 518.8 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first nine months of 2014 amounted to Euro 1.17 compared to Euro 1.10 in the same period in 2013. Diluted earnings per share in the first nine months of 2014 amounted to Euro 1.16, compared to Euro 1.09 in the same period in 2013.

(28)
Others include the expense and the liability related to the termination of the Former Group CEO.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

30. EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of September 30
	2014	2013

Weighted average shares outstanding—basic	475,325,386	471,617,863
Effect of dilutive stock options	3,025,757	4,414,010
Weighted average shares outstanding—dilutive	478,351,143	476,031,873
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,737,180	1,859,787

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first nine months of 2014 or 2013.

32. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 56.6 percent and 54.2 percent of our net sales in the first nine months of 2014 and 2013, respectively.

33. NON-RECURRING TRANSACTIONS

        In the first nine months of 2014, the Group recorded a non-recurring expenditure amounting to Euro 15 million related to the termination agreement of the employment relationship and the administration relationship between Andrea Guerra and Luxottica Group SpA. The Group recorded a tax benefit related to these expenses of approximately Euro 4.1 million. In the first nine months of 2013, the Group incurred non-recurring expenses totaling Euro 9.0 million related to the restructuring of Alain Mikli International, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million.

34. SHARE-BASED PAYMENTS

        On April 29, 2014, a Performance Shares Plan for senior managers and employees of the Company identified by the Board of Directors of the Company (the "Board") was adopted (the "2013 PSP"). The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On the same date, the Board of Directors granted certain key employees 1,203,900 rights to receive ordinary shares ("units") pursuant to the 2013 PSP plan.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2014
(UNAUDITED)

34. SHARE-BASED PAYMENTS (Continued)

        The fair value of the units was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	41.08
Expected life	3 years
Dividend Yield	1.76%

        The fair value of the units granted under the 2014 PSP was Euro 39.03 per unit.

35. SUBSEQUENT EVENTS

        On October 13, 2014 the Board of Directors accepted the resignation of Enrico Cavatorta from the Board following disagreements on the current governance structure. Based on the termination agreement, Luxottica acknowledges that Enrico Cavatorta is to be paid a gross amount upon termination of his employment of Euro 4,000,000, in addition to the severance pay linked to the consensual termination of the employment relationship. Added to this incentive payment is the gross total amount of Euro 985,355 which shall be paid as part of the settlement and novation agreement in consideration of Enrico Cavatorta waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution. No sums were awarded in connection with Mr. Cavatorta's termination from the position of director and chief executive officer of Luxottica Group S.p.A. which was effective October 13, 2014. Roger Abravanel resigned from the Board of Directors for the same reason. Chairman Leonardo Del Vecchio assumed the CEO executive responsibilities ad interim while the co-CEO of Markets selection process is being finalized.

        On October 22, 2014, Chairman Leonardo del Vecchio presented the profile of Adil Mehboob-Khan, a candidate for the role of co-CEO for Markets. The Board of Directors appointed the independent director Marco Mangiagalli as a member of the Human Resources Committee in place of Roger Abravanel, who recently resigned from the Board of Directors.

        On October 29, 2014, Adil Mehboob-Khan was introduced to the Board, and was elected as a non-executive member of the Luxottica Board of Directors, upon his joining Luxottica in January 2015. During the same meeting, Massimo Vian was appointed as CEO for the Group, entrusting him on an interim basis with all executive responsibilities until Adil Mehboob-Khan joins Luxottica in early 2015. Mr. Vian was also appointed to the Group Board of Directors.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of September 30, 2014	Final exchange rate as of September 30, 2014	Average exchange rate as of September 30, 2013	Final exchange rate as of December 31, 2013

(per €1)
Argentine Peso	10.8173	10.6506	6.9533	8.9891
Australian Dollar	1.4760	1.4442	1.3468	1.5423
Brazilian Real	3.1028	3.0821	2.7910	3.2576
Canadian Dollar	1.4819	1.4058	1.3481	1.4671
Chilean Peso	760.1510	755.4610	643.0870	724.7690
Chinese Renminbi	8.3544	7.7262	8.1208	8.3491
Colombian Peso	2,631.8912	2,546.9300	2,441.9590	2,664.4199
Croatian Kuna	7.6242	7.6425	7.5621	7.6265
Great Britain Pound	0.8118	0.7773	0.8520	0.8337
Hong Kong Dollar	10.5067	9.7740	10.2147	10.6933
Hungarian Forint	308.7662	310.5700	296.7665	297.0400
Indian Rupee	82.2624	77.8564	75.6962	85.3660
Israeli Shekel	4.7322	4.6474	4.7919	4.7880
Japanese Yen	139.4859	138.1100	127.3121	144.7200
Malaysian Ringgit	4.3925	4.1314	4.1243	4.5221
Mexican Peso	17.7720	16.9977	16.6971	18.0731
Namibian Dollar	14.5356	14.2606	12.4944	14.5660
New Zealand Dollar	1.6004	1.6209	1.6119	1.6762
Norwegian Krona	8.2762	8.1190	7.6608	8.3630
Peruvian Nuevo Sol	3.8033	3.6434	3.5232	3.8586
Polish Zloty	4.1752	4.1776	4.2014	4.1543
Russian Ruble	48.0152	49.7653	N/A	45.3246
Singapore Dollar	1.7039	1.6063	1.6483	1.7414
South African Rand	14.5356	14.2606	12.4944	14.5660
South Korean Won	1,411.6170	1,330.3400	1,456.3916	1,450.9301
Swedish Krona	9.0405	9.1465	8.5802	8.8591
Swiss Franc	1.2180	1.2063	1.2315	1.2276
Taiwan Dollar	40.8326	38.3039	39.1552	41.1400
Thai Baht	43.9071	40.8000	40.0245	45.1780
Turkish Lira	2.9331	2.8779	2.4583	2.9605
U.S. Dollar	1.3549	1.2583	1.3167	1.3791
United Arab Emirates Dirham	4.9764	4.6216	4.8363	5.0654

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, October 29, 2014

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Piazzale L. Cadorna 3, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE
TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA BRASIL PRODUTOS OTICOS E
ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: November 12, 2014	By: /s/ Michael A. Boxer MICHAEL A. BOXER GROUP GENERAL COUNSEL